CORRESP

                                 Acknowledgement


         I, James Charles, in my capacity as President and a director of Oriole, Inc. (the "Company") hereby do acknowledge on behalf of the Company before the Securities and Exchange Commission (the "Commission"):

         The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission.

         Comments by the staff of the Commission or changes to disclosures in response to staff comments does not foreclose the Commission from taking any action with respect to the filings of the Company.

         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.



         /s/ James Charles
         James Charles

         January 28, 2005